Exhibit 99.4

FORM OF LETTER TO BENEFICIAL OWNERS

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Subscription Rights to Purchase Common Shares

[•], 2021

To Our Clients:

Enclosed for your consideration is a prospectus, dated [•], 2021 (the “Prospectus”), that relates to the offering (the “Rights Offering”) by Asia Pacific Wire & Cable Corporation Limited (the “Company”) to the holders of record (the “Record Holders”) of its common shares, par value $0.01 per share (the “Common Shares”). In the Rights Offering, Record Holders as of 5:00 p.m., New York City time, on [•], 2021 (the “Record Date”), are receiving, at no charge, non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase additional Common Shares (the “Additional Shares”).

As described in the Prospectus, you will receive one Subscription Right for each Common Share owned of record as of the Record Date. The Subscription Rights are evidenced by a non-transferable certificate (the “Rights Certificate”) registered in your name and will cease to have any value as of 5:00 p.m., New York City time, on [•], 2022, unless extended by the Company as described below (the “Expiration Time”). Each Subscription Right will allow you to invest $0.60 (the “Investment Amount”) towards the purchase of Additional Shares at a purchase price per share equal to the Subscription Price (as defined below) (the “Basic Subscription Right”). The subscription price will be equal to 90% of the lower of (1) the volume weighted average price per share of Common Stock on the Nasdaq Capital Market over the five consecutive trading days through and including the day of the Expiration Time and (2) the closing price per share of Common Stock on the Nasdaq Capital Market on the day of the Expiration Time (the “Subscription Price”).

Because the Subscription Price will be determined at the Expiration Time, Subscription Rights holders will generally not know the Subscription Price at the time of exercise and will be required initially to pay the aggregate Investment Amount for both the Additional Shares subscribed for pursuant to their Basic Subscription Rights and, if eligible, any Additional Shares subscribed for pursuant to the Over-Subscription Right without knowing the fixed number of Common Shares that will be issuable pursuant to such exercise. Subscription Rights holders exercising their Subscription Rights are in effect investing the aggregate Investment Amount in the Company to receive the maximum number of Common Shares issuable at the Subscription Price.

By way of example, if you hold 1,000 Subscription Rights, and you exercise your Basic Subscription Rights in full, you would be investing $600.00 towards the purchase of Additional Shares. Using a hypothetical Subscription Price of $2.34 per share based on an assumed Expiration Time of 5:00 p.m., New York City time, on November 29, 2021, you would acquire 256 Additional Shares from your $600.00 investment pursuant to the exercise of your Basic Subscription Right. Regardless of the Subscription Price, Subscription Rights holders who exercise their Subscription Rights will have no right to rescind their subscriptions after receipt of their completed subscription certificates together with payment for shares to the Subscription Agent.

Additionally, as further described in the Prospectus, Subscription Rights holders who fully exercise their Basic Subscription Right will be entitled to subscribe for Additional Shares that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-Subscription Right”). Subscription Rights holders who are entitled to exercise their Over-Subscription Right may do so by specifying the additional Investment Amount that they desire to apply towards the purchase of Common Shares at the Subscription Price pursuant to the Over-Subscription Right. If an insufficient number of Additional Shares are available to satisfy fully the Over-Subscription Right requests, then the available Additional Shares will be distributed among Subscription Rights holders who exercised their Over-Subscription Right, based on the procedures set forth in the Prospectus, and any excess investment amount payments received by Computershare Trust Company, N.A. (the “Subscription Agent”) will be returned to Subscription Rights holders who exercised their Over-Subscription Right promptly, without interest, following the Expiration Time.

The Company will not issue fractional Common Shares. If an exercising Subscription Rights holder’s aggregate Investment Amount would otherwise permit such Subscription Rights holder to purchase a fraction of a share, the number of Common Shares that such Subscription Rights holder will purchase will be rounded down to the nearest whole share, and any excess Investment Amount payment received by the Subscription Agent will be returned to such Subscription Rights holder promptly, without interest, following the Expiration Time.

As further described in the Prospectus, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), which beneficially owned approximately 75.5% of the Company’s issued and outstanding Common Shares as of December 6, 2021, informed us that it intended to participate in the Rights Offering by means of a cash investment of approximately $6.3 million. If PEWC elects to make that entire investment, it would fully exercise its Basic Subscription Rights but not exercise any Over-Subscription Rights. However, there is no guarantee or commitment that PEWC will ultimately decide to exercise any or all of its Basic Subscription Rights, or not to exercise any or all of its Over-Subscription Rights.

The Subscription Rights are non-transferable and once exercised, irrevocable. The Subscription Rights will expire and be of no value, if not exercised prior to the Expiration Time.

The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent prior to the Expiration Time. If the Company elects to extend the Expiration Time, it will issue a press release announcing such extension.

You will be required to submit payment in full to the Subscription Agent, prior to the Expiration Time, of the aggregate Investment Amount that you wish to apply towards the purchase of Additional Shares at the Subscription Price pursuant to the exercise of your Subscription Rights.

As soon as practicable after the Expiration Time and after any and all prorations and adjustments contemplated by the terms of the Rights Offering, as described in the Prospectus, have been effected, any excess Investment Amount payment received by the Subscription Agent from you will be returned to you, without interest or penalty.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON SHARES CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS YOUR BROKER, DEALER, CUSTODIAN BANK OR OTHER NOMINEE AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Additional Shares to which you are entitled pursuant to your Subscription Rights on the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Subscription Rights.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Additional Shares to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form enclosed with this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise the Subscription Rights on your behalf in the Rights Offering. The Rights Offering will expire, and the Subscription Rights will not be exercisable and will have no value, at the Expiration Time. Once you have exercised the Subscription Rights, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Skyline Corporate Communications Group, LLC, the Information Agent for the Rights Offering, by calling 1-888-316-7398 (toll free) or emailing apwc@skylineccg.com. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

[•]